SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                           UNITED STATES EXPLORATION, INC.
                                   (Name of Issuer)

 SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK
                            (Title of Class of Securities)

                                     911 820 207
                                    (CUSIP Number)

                                Reid A. Godbolt, Esq.
                                 Jones & Keller, P.C.
                              1625 Broadway, Suite 1600
                                Denver, Colorado 80202
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 30, 1996
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial owner ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

CUSIP NO. 911 820 207                                          PAGE 2 OF 5 PAGES

SERIES A CONVERTIBLE PREFERRED STOCK

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tipperary Corporation, EIN 75-1236955
     -------------------------------------

2.   Check the appropriate box if a member of a group*     (a)
                                                               ------
     See item 2(a) of the attached Schedule 13D            (b)
                                                               ------

3.   SEC USE ONLY

     --------------------------------------------------------------------------

4.   Source of Funds

      OO
     ------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is                  [   ]
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

      Texas Corporation
     ------------------------------------

                         7.   Sole Voting Power                    0
     NUMBER OF                                                   -----
     SHARES BENE-        8.   Shared voting Power                  0
     FICIALLY                                                    -----
     OWNED BY EACH       9.   Sole Dispositive Power               0
     REPORTING                                                   -----
     PERSON              10.  Shared Dispositive Power             0
                                                                 -----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
     -------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)                    [   ]
     excludes certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

          0%
     -------------------------------------

14.  Type of Reporting Person*          CO
                                   --------------------------------------------

                                   SCHEDULE 13 D

CUSIP No. 911 820 207                                          Page 3 of 5 Pages

SERIES B CONVERTIBLE PREFERRED STOCK

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tipperary Corporation, EIN 75-1236955
     -------------------------------------

2.   Check the appropriate box if a member of a group*     (a)
                                                               -----
     See item 2(a) of the attached Schedule 13D            (b)
                                                               -----

3.   SEC USE ONLY

     -------------------------------------

4.   Source of Funds

          OO
     -------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is                  [   ]
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Texas Corporation
     -------------------------------------

                         7.   Sole Voting Power                    0
     NUMBER OF                                                   -----
     SHARES BENE-        8.   Shared voting Power                  0
     FICIALLY                                                    -----
     OWNED BY EACH       9.   Sole Dispositive Power               0
     REPORTING                                                   -----
     PERSON              10.  Shared Dispositive Power             0
                                                                 -----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
     -------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)                    [   ]
     excludes certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

          0%
     -------------------------------------

14.  Type of Reporting Person*          CO
                                   --------------------------------------------

SCHEDULE 13D

CUSIP No. 911 820 207                                          Page 4 of 5 Pages

PRELIMINARY NOTE

     This statement on Schedule 13D is filed by Tipperary Corporation and constitutes Amendment No. 2 to that Schedule 13D that was originally filed with the Securities and Exchange Commission (the "Commission"), on July 25, 1994, by Tipperary Corporation, and was thereafter amended pursuant to Amendment No. 1, filed with the Commission on or about July 20, 1995.

1.   Security and Issuer

     Item 1 is being amended in its entirety to read as follows:

     (a) This statement relates to the 250,000 shares of 1994 Series A Convertible Preferred Stock, $.01 par value (the "Series A Shares"), and the 104,000 shares of 1994 Series B Convertible Preferred Stock, $.01 par value (the "Series B Shares") of United States Exploration, Inc., a Colorado corporation ("USEX"), the conversion, on September 30, 1996, of all 250,000 Series A Shares and all 104,000 Series B Shares into 786,667 shares of Common Stock, $.0001 par value of USEX (the "Common Shares"), and the concurrent sale of 636,667 of the Common Shares to third parties, leaving Tipperary with 150,000 of the Common Shares. The date of the event which required filing of this statement was July 18, 1994 (the "Relevant Date"), when the Series A Shares and Series B Shares were acquired by Tipperary.

     (b) The principal executive offices of USEX are located at 1901 New Street, Independence, Kansas 67301.

2.   Identity and Background

     Item 2 has been rendered inapplicable because of the divestiture by Tipperary of all of the Series A Shares and Series B Shares.

3.   Source and Amount of Funds or other Consideration

     Item 3 has been rendered inapplicable because of the divestiture by Tipperary of all of the Series A Shares and Series B Shares.

4.   Purpose of Transaction

     Item 4 has been rendered inapplicable because of the divestiture by Tipperary of all of the Series A Shares and Series B Shares.

                                    SCHEDULE 13D

CUSIP No. 911 820 207                                          Page 5 of 5 Pages

5.   Interest in Securities of the Issuer

     Item 5 is being amended in its entirety as follows:

     At the Relevant Date, Tipperary was issued and held all authorized 250,000
Series A Shares and all authorized 104,000 Series B Shares.   As such, Tipperary
had sole voting and dispositive power regarding the Series A Shares and Series B Shares. None of the directors or executive officers of Tipperary personally acquired an interest in the Series A Shares or Series B Shares. As of September 30, 1996, Tipperary divested itself of all of the Series A Shares and Series B Shares by converting them into 786,667 Common Shares, of which 636,667 Common Shares were concurrently sold to third parties, leaving Tipperary with 150,000 Common Shares.

6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     Item 6 has been rendered inapplicable because of the divestiture by Tipperary of all of the Series A Shares and Series B Shares.

7.   Material to be Filed as Exhibits

     No further exhibits are being added to this Schedule 13D.

8.  Signature

     After reasonable inquiry and to the best of my knowledge and belief, the signatory below certifies that the information set forth in this statement is true, complete and correct.

TIPPERARY CORPORATION


/s/ David L. Bradshaw                             Dated: October 10, 1996
-------------------------------------
David L. Bradshaw, President and
Chief Executive Officer